Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Telephone: (212) 248-3140

Facsimile: (212) 248-3141

www.faegredrinker.com

June 26, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aaron Brodsky

Re:	Constitution Capital Access Fund (the “Fund”)
Registration Statement on Form N-2
File Nos. 333-286895; 811- 23787

Dear Mr. Brodsky:

The following responds to the comments provided via telephone on June 10, 2025, in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”), filed pursuant to Rule 486(a) under the Securities Act. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement filed pursuant to Rule 486(b) under the Securities Act (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Cover Page

1.	Comment: The cover page references investing in “Private Assets.” Please define the term “private assets” in the disclosure.

Response: The Fund has updated the disclosure accordingly.

2.	Comment: Please reconcile that disclosure regarding “private assets” with disclosure later in the filing which focuses on investments in the private equity asset class.

Response: The Fund notes that the disclosure regarding “private assets” is referring to the broader term of “Private Assets,” as now defined in the Revised Registration Statement, while the “private equity asset class” refers to more specifically to investments in private equity, which is one type of “Private Asset” in which the Fund may invest. The Fund has clarified this in certain places in the Amended Registration Statement.

3.	Comment: For ease of readability, consider rebucketing the Fund’s investments as listed on the cover page to indicate the nature of the investment rather than how the investment is acquired.

Response: The Fund respectfully declines to make this update, as the current bucketing of the Fund’s investments generally speaks to the nature of the investment and how it is classified, based on the definitions in the Registration Statement.

4.	Comment: Please supplementally describe what types of assets will be purchased as part of any secondary purchases. In addition, if the Fund intends to sell on private secondary marketplaces, please disclose which assets will be sold in those marketplaces.

Response: The Fund supplementally notes that the Adviser has discretion to purchase interests in any category of Private Assets, or sell any of the Fund’s existing interests in Private Assets, in a secondary transaction on a private marketplace.

5.	Comment: Please clarify in disclosure that such secondary purchases will occur in private markets, if accurate.

Response: The Fund has made the requested clarification.

6.	Comment:The filing uses the terms “secondary markets” and “secondary purchases.” Please clarify supplementally, or in disclosure where appropriate, if these terms are used interchangeably or if they are intended to refer to distinct markets. Please supplementally describe whether any of these marketplaces are registered entities, and if so their registration status.

Response: The terms are not used interchangeably and are meant to refer to both secondary markets and the purchases made within secondary markets. The marketplaces are not registered entities.

7.	Comment: On the cover page there is a reference to “primary investments.” Please clarify how those investments will be acquired.

Response: The Fund has updated the disclosure accordingly.

8.	Comment: Please more clearly describe in disclosure the phrase “other liquid investments.”

Response: The Fund has made the requested clarification.

9.	Comment: Please define or disclose examples of direct or secondary purchases of liquid credit instruments.

Response: The Fund has added the requested disclosure.

10.	Comment: Please clarify the nature of the “short-term investments” referenced in paragraph (vi) on the cover page.

Response: The Fund has made the requested clarification.

11.	Comment: Footnote 2 to the fee table states, “For some investors, the sales charge may be waived or reduced.” Confirm whether this statement implies that the Fund may vary sales charges for different investors in the same class of shares, or whether this has to do with intermediaries.

Response: The Fund respectfully directs the staff to the disclosure under the heading “Sales Load” for the circumstances under which the financial intermediaries may waive or reduce an investor’s sale load.

12.	Comment: Footnote 2 to the fee table states, “Your financial intermediary may impose additional charges when you purchase shares of the Fund.” Please disclose any reductions or waivers provided by any financial intermediaries, including disclosing the intermediary, or disclose that there are no financial intermediaries that offer sales charge waivers or reductions.

Response: The Registrant confirms there are no scheduled breakpoints or intermediary specific sales charge variations. In response to the Staff’s comment, the Fund will add the following disclosure after the second paragraph under the heading the “Sales Load” in the Prospectus:

Financial intermediaries typically receive the sales charge with respect to Class A Shares purchased by their clients. As described above, financial intermediaries may reduce or waive the sales charge under certain circumstances. The availability of any such sales charge reduction or waiver may depend on the particular financial intermediary, or type of account through which an investor purchases or holds Shares, or such other factors as determined by the financial intermediary. Investors should contact their financial intermediary for more information regarding applicable sales charge waivers and discounts that may be available to them and the financial intermediary’s related policies and procedures.

It is the Shareholder’s responsibility to determine whether a reduced sales charge would apply pursuant to the listed sales charge waivers listed above, including by communicating with his or her selling agent or Financial Intermediary through whom the purchase is made, as applicable. The Fund is not responsible for making such determination. To receive a reduced or waived sales charge, notification must be provided at the time of the purchase order. Notice should be provided to the selling agent or financial intermediary through whom the purchase is made so they can notify the Fund and give the Fund sufficient information to permit the Distributor to confirm that the Shareholder qualifies for such a reduction or waiver.

Prospectus

13.	Comment: To assist investors in understanding the Fund’s portfolio and risks, please disclose the approximate percentage of the portfolio that the Fund will purchase with respect to the six listed asset classes on page 2.

Response: The Fund respectfully declines to make this change, as the approximate percentage of the portfolio that the Fund will purchase with respect to the six asset classes listed on page 2 will shift depending on market and other conditions.

14.	Comment: If you have determined any specific sellers of portfolio securities, please supplementally inform us of those sellers. Additionally, depending on response, please consider the need for improved risk disclosure in regard to access to portfolio company information or restrictions on employee and investor shares.

Response: The Fund supplementally notes that no such determination has been made.

15.	Comment: Please indicate the amount of the Fund’s portfolio that will be allocated to special purpose vehicles. If it will be a significant amount, please revise disclosure accordingly.

Response: The Fund currently has no plans to allocate to special purpose vehicles and has revised the disclosure accordingly.

16.	Comment: Information regarding the Fund’s management fee waiver is in brackets. Please supplementally explain why such information is bracketed.

Response: Information regarding the management fee waiver is bracketed because the management fee waiver was set to expire prior to the filing of the Revised Registration Statement, and at the time of the filing of the Registration Statement, the Adviser had not yet determined whether the management fee waiver would be renewed.

17.	Comment: Footnote 5 to the “Summary of fund expenses” table indicates that the Adviser may waive all or a portion of the management fee. Explain supplementally whether the waiver will apply equally across classes and if not, whether that raises concerns about cross-subsidization.

Response: The Fund supplementally confirms that the waiver applies equally across share classes.

18.	Comment: Disclosure on page 14 indicates that the Fund anticipates that it will take some period of time longer than three months to allocate proceeds for certain investments. Please disclose how long this is expected to take.

Response: The Fund respectfully declines to make this disclosure, as the timeline is dependent on the facts and circumstances surrounding a particular investment, and listing an expected timeframe could be potentially misleading to investors. The Fund supplementally notes that proceeds are typically deployed more frequently than every three months.

19.	Comment: Disclosure in the registration statement references both private equity asset class and private markets assets class. Please reconcile any such references throughout the filing.

Response: The Fund removed the term “private markets assets class” in the Revised Registration Statement.

20.	Comment: Disclosure on page 15 references an optimized portfolio of alternative assets. Please define the term “alternative assets” in disclosure.

Response: The Fund has added a definition for “alternative assets” in disclosure.

21.	Comment: Does the Fund intend to invest 10% or more of its assets in foreign securities that are not publicly traded in the United States (the “U.S.”)? If so, we may have further comments.

Response: Greater than 10% of the Fund’s assets are currently exposed to (and may continue to be exposed to) foreign securities that are not publicly traded in the U.S. However, the Fund’s exposure is primarily indirect through underlying funds.

22.	Comment: Disclosure on page 17 includes disclosure about fixed rate loans, second lien loans, unsecured loans and other instruments. If these investments are part of the Fund’s principal strategy, please mention them above in connection with discussion of the Fund’s principal investment strategy.

Response: The Fund confirms that these investments are not part of the Fund’s principal strategy and has removed such disclosure.

23.	Comment: Disclosure on page 22 discusses post-Dodd Frank rulemaking and other actions. Please revise this disclosure as appropriate to the extent outdated.

Response: The Fund has updated the disclosure accordingly.

24.	Comment: Disclosure on page 30 refences investments in companies in a state of distress or which have a poor record, and which are undergoing restructuring or changes in management. If these investments are part of the Fund’s principal strategy, please mention them above in connection with discussion of the Fund’s principal investment strategy.

Response: The Fund confirms that these investments are not part of the Fund’s principal strategy and has removed such disclosure.

25.	Comment: Disclosure on page 30 references junk bonds. If these investments are part of the Fund’s principal strategy, please mention them above in connection with discussion of the Fund’s principal investment strategy.

Response: The Fund confirms that these investments are not part of the Fund’s principal strategy and has removed such disclosure.

26.	Comment: Disclosure on 31 references the use of derivatives for hedging. Please mention in the discussion of the Fund’s principal investment strategy whether derivates will be used for speculative purposes as part of its principal investment strategy. To the extent applicable, please also clarify the types of derivatives to be used, and the extent to which these derivatives will be used as part of the Fund’s principal investment strategy.

Response: The Fund respectfully declines to make this disclosure, because as disclosed under General Risks - Legal, tax and regulatory risks, the Fund is a limited derivatives user under Rule 18f-4 of the 1940 Act and it does not consider the use of derivatives to be part of its principal investment strategy. Moreover, the Fund’s use of derivatives is for hedging and not speculative purposes.

27.	Comment: Disclosure on page 45 discusses the Adviser’s management team. Please state that the statement of additional information provides additional information regarding portfolio manager compensation, other accounts managed by the portfolio managers, and portfolio manager ownership of securities in the Fund.

Response: The Fund has revised the disclosure accordingly.

28.	Comment: Disclosure on page 58 includes the table of outstanding securities. Please also include, as applicable, fields for amount authorized and amounts held by the registrant for its own account.

Response: The Fund respectfully notes that the fields mentioned are not applicable for the Fund, as the Fund is authorized to issue an unlimited number of shares, and the Fund does not hold any shares for its own account.

Statement of Additional Information

29.	Comment: Disclosure on page S-1 indicates that the Fund’s 25% investment restriction does not apply to investments by the Fund in its portfolio funds. Please note that a fund and its adviser may not ignore the investments of underlying investment companies when determining whether a fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of underlying investment companies to determine whether it is in line with its own concentration policy.

Response: The Fund has added the requested disclosure.

30.	Comment: Please acknowledge in correspondence a reasonableness expectation with respect to the Fund’s knowledge of whether a portfolio fund concentrates its assets in single industry or group of industries, such as that will look at portfolio funds’ offering documents to confirm what types of investments a portfolio fund makes.

Response: The Fund confirms that it will reasonably inquire into the concentration of investments of its underlying portfolio funds.

31.	Comment: Page S-4 references certain futures and other related products regulated by the Commodity Futures Trading Commission (the “CFTC”). Please revise any such language that is outdated. For example, the reference to derivatives action execution facilities.

Response: The Fund has revised the disclosure accordingly.

32.	Comment: Disclosure on page S-5 references position limits on futures. Certain swaps contracts are now subject to federal position limits. Please revise disclosure as appropriate.

Response: The Fund has revised the disclosure accordingly.

33.	Comment: In connection with disclosure on page S-5 that many major U.S. exchanges have eliminated speculative position limits, please consider if this position is accurate in light of CFTC rules.

Response: The Fund has revised the noted disclosure.

34.	Comment: In connection with Item 25, as appropriate, please provide the Fund’s actual subscription agreement rather than a form of subscription agreement.

Response: The Fund confirms that the subscription agreement included in Item 25 is the Fund’s actual subscription agreement, rather than a form of subscription agreement, and it will make this clarification in Item 25.

35.	Comment: Please provide a signature of comptroller or principal accounting officer of the Fund or indicate if one of the existing signatories serves in this role.

Response: The Fund has included the requested signature.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Joshua Lindauer
Joshua M. Lindauer

cc:	Joshua Deringer, Partner, Faegre Drinker